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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              PUBLICIS GROUPE S.A.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  744 63 M 106
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                                 (CUSIP Number)

                               Jean-Michel Etienne
                         133, Avenue Des Champs-Elysees
                               75008 Paris, France
                               01133-1-44-43-72-30
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 2004
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             (Date of Event which Requires Filing of this Statement)

       * If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]
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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only) Elisabeth Badinter

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2.       Check the Appropriate Box if a Member of a Group (See Instructions) (1)

         (a) [ ]

         (b) [x]

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3.       SEC Use Only

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4.       Source of Funds (See Instructions) N/A

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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]

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6.       Citizenship or Place of Organization

Republic of France

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                                 7.  Sole Voting Power

                                 0

Number of Shares                 -----------------------------------------------
Beneficially Owned               8.  Shared Voting Power
by Each Reporting
Person With                      48,886,415 (representing 86,472,630 voting
                                 rights) (1)

                                 -----------------------------------------------
                                 9.  Sole Dispositive Power

                                 6,922,320

                                 -----------------------------------------------
                                 10.  Shared Dispositive Power

                                 41,964,096 (1)

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

48,886,415 (representing 86,472,630 voting rights) (1)

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12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

25.0% (equity interest); 35.8% (voting power)

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14.      Type of Reporting Person (See Instructions) IN

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         (1) Includes (a) 17,509,676 Shares directly owned by Dentsu Inc., representing 34,900,551 voting rights, and (b) an additional 11,181,399 Shares owned by Dentsu, the voting rights of which were contributed to a partnership (the "SEP") between Dentsu and the Reporting Person, representing 11,181,399 voting rights. Also includes usufruct interests in 13,273,020 Shares (with 26,546,040 voting rights) of which the "bare legal title" is owned by the reporting Person's children. The Reporting Person disclaims beneficial ownership of Shares owned by Dentsu (including the voting rights held by the SEP with respect to Dentsu's Shares) and of the bare legal title owned by her children. (See Item 5)

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                                                                     Page 4 of 9

     This Amendment No. 4 amends the Schedule 13D of Elisabeth Badinter and relates to ordinary shares, nominal value (euro) 0.40 per share (the "Shares"), of Publicis Groupe S.A., a societe anonyme organized under the laws of the Republic of France (the "Issuer"). The principal executive offices of the Issuer are located at 133, Avenue des Champs-Elysees, 75008 Paris, France. The terms "herein" and "hereof" are references to the Schedule l3D, as amended.

ITEM 2.  IDENTITY AND BACKGROUND

      (a) The name of the person filing this statement is Elisabeth Badinter. Ms. Badinter is the daughter of Marcel Bleustein-Blanchet, the founder of the Issuer.

      (b) The business address of Ms. Badinter is 133, Avenue des
Champs-Elysees, 75008 Paris, France.

      (c) The principal occupation of Ms. Badinter is lecturer at the Ecole Polytechnique and author. Ms. Badinter is the Chairperson of the Issuer's Supervisory Board.

      (d) Ms. Badinter was not, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Ms. Badinter was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Ms. Badinter is a French citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      See description of the transaction in Item 4. No funds were required.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by deleting the final paragraph thereof and replacing it with the following:

      On September 24, 2004, Ms. Badinter and Dentsu Inc., a Japanese corporation ("Dentsu"), formed a partnership (the Societe en Participation (the "SEP")) and approved the by-laws (statuts) of the SEP, an unofficial English translation of which is attached as an Exhibit hereto and incorporated herein by reference, pursuant to which, as of September 24, 2004, Dentsu contributed to the SEP the right to exercise the voting rights with respect to 11,181,399 of its Shares, and pursuant to which, as of October 1, 2004, Ms. Badinter contributed to the SEP the right to exercise the voting rights with respect to 1 of her Shares (which 1 Share has double voting rights). The right to exercise the voting rights with respect to all 11,181,400 of such Shares is exercised by Ms. Badinter as manager of the SEP. Dentsu retains all economic and other rights (other than the right to exercise the voting rights) in respect of the Shares whose

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voting rights it contributed to the SEP, and Ms. Badinter retains all economic and other rights (other than the right to exercise the voting rights) in respect of the one Share whose voting rights she contributed to the SEP. The 11,181,399 Shares the right to exercise the voting rights of which were contributed to the SEP by Dentsu were contributed in order to comply with the terms of its agreements with Ms. Badinter and the Issuer pursuant to which Dentsu has agreed not to hold voting rights in Shares that represent voting power in excess of 15% of the voting power of the Issuer.

      On September 24, 2004, Ms. Badinter and Dentsu entered into the an amendment (the "First Amendment", a copy of which is attached as an Exhibit hereto and incorporated herein by reference) to the Shareholders' Agreement between Ms. Badinter and Dentsu, dated as of November 30, 2003. The First Amendment provides, among other things, Ms. Badinter with a first offer right to purchase any Shares held in the SEP of which Dentsu wishes to dispose or otherwise transfer to a party other than a wholly-owned subsidiary of Dentsu, subject to specified exceptions.

      Subject to the information contained herein, Ms. Badinter currently intends to maintain her interest in the Issuer. However, Ms. Badinter expects to review on a continuous basis various factors relating to her investment in the Issuer, including the Issuer's business and prospects, the price and availability of the Shares, subsequent developments related to the Issuer, other investment and business opportunities available to Ms. Badinter and general stock market or economic conditions. Based on these factors, Ms. Badinter may from time to time decide to purchase additional Shares or sell all or part of her investment in the Issuer.

      Other than as described above and in Item 6 or as set forth in the Shareholders' Agreement (as amended by the First Amendment) and the by-laws (statuts) of the SEP, Ms. Badinter does not have any plan or proposal which relates to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a), (b) Generally, Shares entitle the holder thereof to one vote per Share. However, if the same shareholder holds Shares for a consecutive two-year period in registered form, these Shares are granted double voting rights. The following statements regarding interest in securities of the Issuer reflect the double voting rights, where applicable.

      As of October 1, 2004, Ms. Badinter owned (1) directly 6,922,319 Shares (with 13,844,638 voting rights), representing approximately 3.5% of the total outstanding Shares and approximately 5.7% of the Issuer's voting power (the "EB Shares"), (2) an additional one Share (with double voting rights), the right to exercise the voting rights of which was contributed to the SEP, and (3) a usufruct interest ("Usufruct") in 13,273,020 Shares (the "Usufruct Shares") (with 26,546,040 voting rights), representing approximately 6.8% of the total outstanding Shares and approximately 11.0% of the Issuer's voting power.

      As the Usufruct holder with respect to the Usufruct Shares, Ms. Badinter is entitled to all economic rights attached to the Usufruct Shares and has the right to vote at general shareholder meetings of the Issuer. Ms. Badinter's children own the bare legal title ("Nue Propriete") with

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respect to the Usufruct Shares. The holders of bare legal title to the Usufruct
Shares have the right to vote at special shareholder meetings of the Issuer.

      Dentsu owns (1) 17,509,676 Shares (the "Dentsu Shares"), of which 17,390,875 have double voting rights (for an aggregate of voting rights for the Dentsu Shares of 34,900,551) and which represent approximately 9.0% of the total outstanding Shares and represent approximately 14.4% of the Issuer's voting power and (2) an additional 11,181,399 Shares, the right to exercise the voting rights of which were contributed to the SEP.

      The SEP owns the right to exercise the voting rights of 11,181,400 Shares, of which one Share has double voting rights (for an aggregate of voting rights of 11,181,401) (the "SEP Shares"). The voting rights with respect to one of the SEP Shares was contributed by Ms. Badinter, and the voting rights with respect to the remaining 11,181,399 SEP Shares were contributed by Dentsu. The SEP Shares represent approximately 5.7% of the total outstanding Shares and represent approximately 4.6% of the Issuer's voting power.

      By virtue of the Shareholders' Agreement (as amended by the First Amendment) between Ms. Badinter and Dentsu described in Items 4 and 6, Ms. Badinter may be deemed to have shared power to vote or direct the voting of the EB Shares. Ms. Badinter has the sole power to dispose or direct the disposition of, the EB Shares and the one SEP Share the voting rights to which she contributed to the SEP. Ms. Badinter and her children have shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, the Usufruct Shares. By virtue of the Shareholders' Agreement (as amended by the First Amendment) between Ms. Badinter and Dentsu described in Items 4 and 6, Ms. Badinter may be deemed to have (a) shared power to vote or direct the voting of the Dentsu Shares and the SEP Shares the voting rights to which were contributed by Dentsu, and (b) shared power to dispose of, or direct the disposition of, the Dentsu Shares and the SEP Shares the voting rights to which were contributed by Dentsu. By virtue of the by-laws (statuts) of the SEP described in Item 4 above, Ms. Badinter may be deemed to have shared power to vote or direct the voting of the SEP Shares and shared power to dispose of, or direct the disposition of, the SEP Shares the voting rights to which were contributed by Dentsu.

      Based on the above, as of October 1, 2004, Ms. Badinter may be deemed to beneficially own 48,886,415 Shares (with 86,472,630 voting rights), representing 25.0% of the total outstanding Shares and 35.8% of the Issuer's voting power.

      Ms. Badinter disclaims beneficial ownership of Shares owned by Dentsu (including the voting rights held by the SEP with respect to Dentsu's Shares) and of the bare legal title owned by her children.

      All share information and percentages are based on 195,419,141 Shares of the Issuer outstanding as of September 24, 2004 (with 241,650,422 voting rights), which number of Shares and voting rights were provided by or on behalf of the Issuer to Ms. Badinter.


      (c) During the last 60 days, other than as described in Item 4 hereof, Ms. Badinter has not effected any transactions in the securities of the Issuer.


      (d) No person other than Ms. Badinter has the right to receive dividends on or proceeds from the sale of EB Shares, the Usufruct Shares or the one SEP Share the voting rights of which she contributed to the SEP. Ms. Badinter does not have the right to receive dividends on or proceeds from the sale of Dentsu Shares or the SEP Shares (other than the one SEP Share the voting rights of which she contributed to the SEP).

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      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of Schedule 13D is hereby amended by the addition of the following:

      On September 24, 2004, Ms. Badinter and Dentsu entered into the First Amendment. The First Amendment provides, among other things, Ms. Badinter with a first offer right to purchase any SEP Shares of which Dentsu wishes to dispose or otherwise transfer to a party other than a wholly-owned subsidiary of Dentsu, subject to specified exceptions. The First Amendment also provides that, if Ms. Badinter does not elect to exercise her right of first offer in connection with a proposed transfer by Dentsu of the SEP Shares, Dentsu shall (a) use its commercially reasonable efforts to transfer such SEP Shares in a manner which Dentsu reasonably believes will minimize any adverse significant impact on the market price of the Shares and (b) not knowingly transfer such SEP Shares to a major competitor of the Issuer.

      On September 24, 2004, Ms. Badinter and Dentsu agreed to the terms of the by-laws (statuts) of the SEP. The by-laws provide that the purpose of the SEP is to exercise the voting rights attached to the SEP Shares. The term of the SEP expires on the earlier of September 24, 2014 or the date on which the Shareholders' Agreement (as amended by the First Amendment) terminates, except in the event of extension or prior dissolution, as decided by Ms. Badinter and Dentsu unanimously. The by-laws provide that Dentsu will, during the duration of the existence of the SEP, contribute to the SEP the right to exercise the voting rights to those Shares it holds which would cause it to have voting rights in excess of 15% of the Issuer's voting power. The by-laws also provide that, to the extent Dentsu's voting power in the Issuer falls below 15%, the voting rights with respect to SEP Shares will be returned by the SEP to Dentsu in such amount as to cause Dentsu to have voting rights equal to 15% of the voting power of the Issuer. The by-law provide that there will be one manager of the SEP who will be appointed and dismissed unanimously by Ms. Badinter and Dentsu and who shall initially be Ms. Badinter. The manager has the power to manage the SEP and, among other things, exercise the voting rights attached to the SEP Shares.

      The preceding summary of the First Amendment and the by-laws (statuts) of the SEP is not intended to be complete and is qualified by reference to the First Amendment and the by-laws (statuts) of the SEP, which are each attached as Exhibits hereto and incorporated herein by reference.

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ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

      1. First Amendment to the Shareholders' Agreement between Ms. Elisabeth Badinter and Dentsu Inc., dated as of September 24, 2004.

      2. By-Laws (statuts) of the Societe en Participation, adopted September 24, 2004 (unofficial English translation)

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2004

                                                     /s/ ELISABETH BADINTER
                                                    ----------------------------
                                                    Elisabeth Badinter

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                                  EXHIBIT INDEX

      1. First Amendment to the Shareholders' Agreement between Ms. Elisabeth Badinter and Dentsu Inc., dated as of September 24, 2004.

      2. By-Laws (statuts) of the Societe en Participation, adopted September 24, 2004 (unofficial English translation)